*AB 3/13

14048001

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York (City) — **New York** (State) — **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis J. Gomez — **(212) 449-3160**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) — New York (City) — New York (State) — 10017-6204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

DD 3/18

Affirmation

We, Peter L. Melz and Luis J. Gomez, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/2014
Date

President and Chief Operating Officer
Title

Signature 2/28/2014
Date

Chief Financial Officer
Title

Subscribed and sworn to before me
on this 28 day of February, 2014

Notary Public

VICTORIA BARNES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA[illegible]
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2014

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

Balance Sheet
DECEMBER 31, 2013

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Merrill Lynch Professional Clearing Corp.
Table of Contents

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholders of
Merrill Lynch Professional Clearing Corp.:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Merrill Lynch Professional Clearing Corp.
Balance Sheet as of December 31, 2013
(Dollars in Thousands, Except Share and Per Share Amounts)

Assets	
Cash	$ 24,294
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	372,957
	397,251
Securities financing transactions	
Receivables under resale agreements	3,609,499
Receivables under securities borrowed transactions	10,965,042
	14,574,541
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $318,111)	
Derivative contracts	321,505
Equities	318,111
	639,616
Other receivables	
Customers *(includes $268,586 measured at fair value in accordance with the fair value option election)*	9,423,840
Brokers and dealers	13,442,700
Interest and other	2,903
	22,869,443
Goodwill and intangible assets	101,650
Deferred tax asset	11,103
Other assets	119,050
Total Assets	**$ 38,712,654**
Liabilities and Stockholders' Equity	
Liabilities	
Trading liabilities, at fair value	
Derivative contracts	576,859
Equities	161,091
	737,950
Securities financing transactions	
Payables under securities loaned transactions	11,055,423
	11,055,423
Payables to affiliated companies	5,934,539
Other payables	
Customers	15,318,740
Brokers and dealers	2,283,777
Interest and other	26,965
	17,629,482
Other liabilities	159,110
Subordinated borrowings	500,000
Commitments and contingencies (see note 9)	
Total Liabilities	$ 36,016,504
Stockholders' Equity	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,585 shares issued and outstanding	1,585
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	2,119,012
Retained earnings	575,550
Total Stockholders' Equity	$ 2,696,150
Total Liabilities and Stockholders' Equity	**$ 38,712,654**

The accompanying notes are an integral part of this balance sheet.

1. Summary of Significant Accounting Policies

Description of Business
Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, clearing and settlement services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. The Company is also a market maker on several of the United States ("U.S.") listed options exchanges. The Company is a subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly owned subsidiary of Bank of America Corporation ("Bank of America").

Prior to October 1, 2013 MLPF&S was a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML&Co."). On October 1, 2013 Bank of America completed the merger of ML&Co. directly into Bank of America and assumed all of ML&Co.'s obligations.

Basis of Presentation
The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The Balance Sheet is presented in U.S. dollars.

Use of Estimates
Management makes estimates regarding certain items.

A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of pending litigation;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and

- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term.

Fair Value Measurement

The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Changes in fair values of exchange-traded equities and exchange-traded derivatives are recorded as Principal transactions in the current period. Fair values for exchange-traded equities and exchange-traded derivatives, principally options, are based on quoted market prices. See Note 5 to the balance sheet for additional information on the fair value of financial instruments.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services while taking into account the counterparty's creditworthiness, or the Company's own creditworthiness, as appropriate. When external pricing services are used, the methods and assumptions used are reviewed by the Company. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate.

Legal Reserves

The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the maximum or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel handling the matter. See Note 9 to the balance sheet for additional disclosures relating to litigation.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more likely than not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation policy. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more likely than not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation policy.

The Company recognizes and measures its unrecognized tax benefits ("UTBs") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to

a Bank of America state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash
The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash on the balance sheet approximate fair value. For the purposes of the fair value hierarchy, cash is classified as Level 1.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations on the balance sheet approximate fair value. For the purposes of the fair value hierarchy, cash and securities segregated for regulatory purposes or deposited with clearing organization are classified as Level 1.

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance inventory positions, obtain securities for settlement, and earn interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables–Customer and Brokers and Dealers Balances* section of this note for additional information.

Resale and repurchase agreements recorded at their contractual amounts, plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or their various interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For the purposes of the fair value hierarchy, resale and repurchase agreements are classified as Level 2.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy, securities borrowed and loaned transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged, when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Substantially all securities financing activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

All Company-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities
The Company's trading activities consist of market making in listed options on several U.S. listed options exchanges. Trading assets and trading liabilities consist of listed options and cash equity securities. See Note 4 to the Balance Sheet for additional information on the accounting for derivatives.

Trading assets and trading liabilities are recorded on a trade date basis at fair value, based on quoted market prices for exchange-traded equities and exchange-traded derivatives. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Receivables and Payables–Affiliates
The Company enters into resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing and financing services with affiliated companies. See Note 2 to the Balance Sheet for a further discussion.

Other Receivables and Payables–Customer and Brokers and Dealers Balances
Customer and brokers and dealers securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and brokers and dealers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For the purposes of the fair value hierarchy, receivables from and payables to customers and brokers and dealers are primarily classified as Level 2.

Customer and brokers and dealers securities transactions include margin loan transactions where the Company will typically make a loan in order to finance the purchase of securities. These transactions are conducted through margin accounts. In these transactions the customers and brokers and dealers are required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Securities owned by customers and brokers and dealers, including those that collateralize margin or other similar transactions, are not reflected in the Balance Sheet.

Receivables from customers and brokers and dealers also include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and commissions. Payables to customers and brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include net receivables or payables from unsettled trades.

Other Receivables and Payables–Interest and Other
Interest and other receivables include interest receivable on customer and brokers and dealers receivables and securities financing transactions. Interest and other payables include interest payable on customer and brokers and dealers payables, securities financing transactions and amounts payable for dividends.

Goodwill and Intangible Assets
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangibles Assets Accounting"). The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. In certain circumstances, the first step may be performed using a qualitative assessment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, the second step must be performed to determine the amount of impairment, if any. Intangible assets with indefinite lives consist of the Company's exchange trading rights and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value. Based on the annual impairment analysis the Company determined that there was no impairment of goodwill and intangible assets as of the June 30, 2013 test date. The carrying amount of goodwill and intangible assets at December 31, 2013 was $72,000 and $29,650, respectively.

Other Assets and Other Liabilities
Other assets consist primarily of trade date receivables, equipment and facilities, and other receivables. Other liabilities consist of trade date payables, exchange fees payable, accrued expenses and other payables.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Subordinated Borrowings
Funding is principally obtained through loans from Bank of America. See Note 7 for more information.

New Accounting Pronouncements
Effective January 1, 2013, the Company retrospectively adopted accounting guidance from the Financial Accounting Standards Board ("FASB") requiring additional disclosures on the effect of netting arrangements on an entity's financial position. The disclosures relate to derivatives and securities financing agreements that are either offset on the balance sheet under existing accounting guidance or subject to a legally enforceable master netting or

(Dollars in Thousands, Except Share and Per Share Amounts)

similar agreements. This new guidance addresses only disclosure, and accordingly, did not have any impact on the Company's Balance Sheet. For the related disclosures, see Note 4 and Note 6.

2. Related Party Transactions

The Company has entered into various transactions with MLPF&S, Bank of America and other companies affiliated by common ownership.

Related party receivables consist of receivables under resale agreements and securities borrowed transactions with other companies affiliated by common ownership to obtain securities for settlement and omnibus accounts for commodities and equities transactions with MLPF&S on behalf of the Company's clients. Related party payables consist of securities loaned transactions with other companies affiliated by common ownership to finance Company inventory positions, loans from Bank of America due on demand with interest based on Bank of America's average cost of funds, subordinated borrowings with Bank of America, and other payables to affiliates.

	2013
Related party receivables are comprised of:	
Cash and cash equivalents	$ 1,150
Receivables under resale agreements	3,609,499
Receivables under securities borrowed transactions	10,965,042
Trading assets	3,156
	$ 14,578,847
Related party payables are comprised of:	
Payables under securities loaned transactions	$ 11,055,423
Payables to affiliated companies:	
Bank of America payable	1,041,353
Taxes payable to Bank of America	45,771
Other payables to affiliated companies	4,847,415
	5,934,539
Interest and other	2,871
Subordinated borrowings	500,000
	$ 17,492,833

3. Trading Activities and Derivative Instruments

Trading Risk Management

Trading activities, as well as the Company's market making activities expose the Company to market and credit risks. These risks are managed in accordance with established risk

management policies and procedures put in place by Bank of America. Bank of America's Global Markets Risk Committee ("GMRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by the Asset, Liability and Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GMRC's focus is to take a forward-looking view of the primary credit, market and operational risks impacting Bank of America's Global Markets business (which includes the Company's sales and trading businesses) and prioritize those that need a proactive risk mitigation strategy.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, basket of stocks, or stock index. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Interest Rate Risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Counterparty Credit Risk

The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and brokers and dealers securities and commodities transactions. These activities may expose the Company to default risk arising from the potential that a customer, brokers and dealers or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, brokers and dealers or counterparties. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to customers and brokers and dealers related to unsettled transactions (i.e. fails to receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from the counterparty. In the case of aged securities fails to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2013, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements to satisfy margin requirements at the clearing organizations. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2013, approximates $3,994,293, of which $3,637,536 were from affiliated companies.

(Dollars in Thousands, Except Share and Per Share Amounts)

4. Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics.

Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Balance Sheet where the Company believes a legal right of offset exists under an enforceable netting agreement. All derivatives are reported on the Balance Sheet as *Trading assets* and *Trading liabilities*. The Company enters into derivatives to facilitate client transactions, for trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities.

Derivative Balances by Primary Risk

The following table identifies the primary risk for derivative instruments at December 31, 2013. The primary risk is provided on a gross basis, prior to the application of cash collateral netting. Total derivative assets have been reduced by the cash collateral received or paid.

	Contract/ Notional	Trading Assets- Derivative Contracts	Contract/ Notional	Trading Liabilities- Derivative Contracts [(1)]
Equity risk	$ 9,159,016	$ 318,349	$ 9,261,133	$ 576,859
Interest rate risk	270,000	3,996	-	-
Less: Cash collateral received	-	(840)	-	-
Total derivatives assets and liabilities	$ 9,429,016	$ 321,505	$ 9,261,133	$ 576,859

Offsetting of Derivatives

For the purpose of the Balance Sheet, the Company offsets derivatives assets and liabilities and cash collateral held with the same counterparty where it has a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative assets and liabilities on the Company's Balance Sheet at December 31, 2013 by primary risk and the platform, on which these derivatives are transacted. Exchange-traded derivatives include listed options transacted on an exchange. These transactions are not subject to a legally enforceable master netting agreement and are disclosed as Other gross derivative assets and liabilities in the table below. OTC derivatives include bilateral transactions between the Company and MLPF&S. These transactions are subject to a legally enforceable master netting agreement.

Balances are presented on a gross basis, prior to the application of any counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

Offsetting of Derivatives

	Trading Assets-Derivatives Contracts	Trading Liabilities-Derivatives Contracts
Interest Rate Contracts		
Over the counter	$ 3,996	$ -
Total gross derivatives assets/ liabilities, before netting	3,996	-
Less: Cash collateral received/paid	(840)	-
Derivative assets/liabilities after netting	3,156	-
Other gross derivatives assets/liabilities	318,349	576,859
Total net derivatives assets/liabilities	$ 321,505	$ 576,859

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, and the right to call for third party guarantees.

5. Fair Value of Financial Instruments

Fair Value Hierarchy
In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (for example, active exchange-traded equity securities and exchange-traded derivatives).

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b) Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which can trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within the Level 3 reconciliation below may include changes in fair value that are attributable to observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following reconciliation does not take into consideration the offsetting effect of Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between levels for the year ended December 31, 2013.

Valuation Processes and Techniques

The Company has various processes and controls in place to ensure that its fair value measurements are reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic reassessments to ensure that models are continuing to perform as designed. In addition, detailed reviews of trading gains and losses are analyzed on a daily basis by personnel who are independent of the front office. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2013, there were no changes to the Company's valuation techniques that had or are expected to have, a material impact on its Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy.

Listed Derivative Contracts

Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy.

(Dollars in Thousands, Except Share and Per Share Amounts)

Margin Loans
For certain long-term fixed-rate margin loans within customer receivables that are economically hedged with interest rate swaps, the company has elected fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of fair value hierarchy classification these loans are classified as Level 3. Fair value is estimated based on the use of benchmarks related to underlying collateral.

The Company's assets and liabilities measured at fair value on a recurring basis of December 31, 2013 are classified as follows:

	Fair Value Measurements on a Recurring Basis As of December 31, 2013				
	Level 1	Level 2	Level 3	Netting Adj (1)	Total
Assets					
Securities segregated for regulatory purposes : US Government and agencies	$ 356,757	$ -	$ -	$ -	$ 356,757
Equities	318,111	-	-	-	318,111
Derivative contracts	318,349	3,996	-	(840)	321,505
Customer receivables	-	-	268,586	-	268,586
Liabilities					
Equities	161,091	-	-	-	161,091
Derivative contracts	576,859	-	-	-	576,859

(1) Represents counterparty and cash collateral netting.

Level 3 Significant Inputs
The long-term fixed rate margin loans are valued based on market comparables. The primary significant unobservable input is yield, which is 1.78%. A significant increase in market yield would result in a significant lower fair value.

Fair Value Option Election
The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by

instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain long-term fixed rate margin loans that are economically hedged with interest rate swaps.

In addition, the difference between fair value and the aggregate contractual principal amounts of the margin loans was $1,414 for the year ended December 31, 2013.

6. Securities Financing Transactions

The Company enters into resale agreements, securities borrowed and loaned transactions in order to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company receives collateral, including U.S. Government and agency, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover shorts). At December 31, 2013, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $134,116,315, of which $21,053,056 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $109,519,663 of which $60,789,583 have been sold or repledged to affiliated companies.

The Company pledges certain Company-owned assets which are included in *Trading assets* to collateralize securities financing transactions. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Offsetting of Securities Financing Agreements
Substantially all repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty.

(Dollars in Thousands, Except Share and Per Share Amounts)

Substantially all securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

The tables below present securities financing agreements included on the Company's Balance Sheet at December 31, 2013. Balances are presented on a gross basis.

Assets

	Gross Assets	Financial Instruments (1)	Net Assets
Receivables under resale agreements	$ 3,609,499	$ (3,609,499)	$ -
Receivables under securities borrowed transactions	10,965,042	(10,940,364)	24,678
Total	$ 14,574,541	$ (14,549,863)	$ 24,678

Liabilities

	Gross Liabilities	Financial Instruments (1)	Net Liabilities
Payables under securities loaned transactions	11,055,423	(11,055,423)	-
Total	$ 11,055,423	$ (11,055,423)	$ -

(1) These amounts are limited to the securities financing asset/liability balance and, accordingly, do not include excess collateral received/pledged.

7. Subordinated Borrowings

At December 31, 2013, the amount available on the Company's revolving subordinated borrowing with Bank of America was $3,000,000 with a maturity date of April 30, 2014, of which $500,000 was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR plus a spread of 100 basis points.

(Dollars in Thousands, Except Share and Per Share Amounts)

8. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the year ended December 31, 2013, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients of 400 and 650 shares, respectively. At December 31, 2013, there were 1,585 preferred and 3,000 common shares issued and outstanding.

9. Commitments, Contingencies and Guarantees

Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When loss contingencies are not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor

(Dollars in Thousands, Except Share and Per Share Amounts)

the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Commitments

The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2018. Future minimum rental commitments with initial or remaining terms expiring after December 31, 2013, are presented below:

Year Ending		Total
2014	$	1,497
2015		869
2016		258
2017		262
2018		66
	$	2,952

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $135,000 at December 31, 2013.

Guarantees

The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client with a foreign stock exchange for approximately $6,889. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the balance sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its

obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the balance sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the balance sheet for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients with the applicable clearinghouse. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client are submitted. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried on the balance sheet for these transactions.

10. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of the Corporation's employee benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Eligible employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions. In connection with a redesign of its retirement plans, Bank of America amended its Qualified Pension Plans to freeze benefits earned effective June

(Dollars in Thousands, Except Share and Per Share Amounts)

30, 2012. Bank of America continues to offer retirement benefits through its defined contribution plans.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2013 Form 10-K of BAC.

Defined Contribution Pension Plans
The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401(k) Savings & Investment Plan (SIP) and The Bank of America 401(k) Plan. The SIP is closed to new participants with certain exceptions.

Defined Benefit Pension Plans
Bank of America has an annuity contract, previously purchased by Merrill Lynch, that guarantees the payment of benefits vested under a Merrill Lynch U.S. defined benefit pension plan that was terminated (the "U.S. terminated pension plan") in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). Bank of America under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2013. Contributions may be required in the future under this agreement. Bank of America also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2013, none of these plans had been funded. Bank of America does not allocate postretirement benefits expense other than pensions to the Company.

Postemployment Benefits
Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Bank of America also provides severance benefits to terminated employees.

(Dollars in Thousands, Except Share and Per Share Amounts)

Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

11. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation*, ("Stock Compensation Accounting") are included in the December 31, 2013 Form 10-K of Bank of America.

To align the interests of employees with those of stockholders, the Company participates in compensation plans sponsored by Bank of America, which grants eligible employees stock-based awards, including stock options, restricted stock and restricted stock units. These plans include the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

12. Income Taxes

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in the states and cities in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2013.

Jurisdiction	Years Subject to Examination[1]	Status at December 31, 2013
U.S. Federal	2004-2009[2]	See below
U.S. Federal	2010-2011[2]	Field examination
New York City	2009-2011	Field examination

[1] *All tax years subsequent to the above years remain open to examination.*

[2] *From the date of its acquisition by Bank of America, the Company has been included in Bank of America's consolidated federal income tax return. Prior to the date of its acquisition by Bank of America, the Company was included in the ML&Co. consolidated federal income tax return.*

During 2013, Bank of America and the IRS continued to make significant progress toward resolving all federal income tax examinations for Bank of America tax years through 2009 and ML&Co. tax years through 2008. While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Company believes that these examinations may be concluded during 2014.

(Dollars in Thousands, Except Share and Per Share Amounts)

At December 31, 2013, the Company did not have any liabilities for unrecognized tax benefits.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's balance sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2013, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

Significant components of the Company's net deferred tax assets at December 31, 2013 are presented in the table below:

Deferred tax assets		
State tax deduction	$	6,299
Goodwill		1,847
Employee compensation and retirement		1,810
Net operating loss carryforwards		1,324
Other		2
Gross deferred tax assets		11,282
Total deferred tax assets, net of valuation allowance	$	11,282
Deferred tax liabilities		
Fixed Assets	$	179
Net deferred tax asset	$	11,103

The table below summarizes the deferred tax assets and related valuation allowances recognized for the net operating loss carryforwards at December 31, 2013:

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 1,324	-	$ 1,324	After 2025

Realization of the deferred tax assets recognized for net operating losses in the table above is dependent on the Company or Bank of America's ability to generate sufficient taxable income prior to the their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL carryforwards since estimated future taxable income will more than likely than not be sufficient to utilize these assets prior to expiration.

(Dollars in Thousands, Except Share and Per Share Amounts)

The Company is included in the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of Bank of America. At December 31, 2013, the Company had a current income tax payable to Bank of America of $45,771 as a result of its inclusion in consolidated, combined and unitary income tax return filings with Bank of America.

13. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the balance sheet. The Company has evaluated subsequent events through the date of issuance.

On January 17, 2014 the Company borrowed $250,000 and on January 28, 2014 and February 11, 2014 the Company repaid $400,000 and $250,000, respectively of its subordinated borrowings to Bank of America.

14. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of SEC Rule 15c3-1, and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2013 the Company's regulatory net capital as defined by Rule 15c3-1 was $2,164,215 and exceeded the minimum requirement of $365,806 by $1,798,409.

The Company is subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 31, 2013 customer reserve computation, the Company was not required to segregate funds in a special account for the exclusive benefits of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2013 PAIB reserve computation, qualified securities with a contract value of $770,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2),Regulation 30.7 and Regulation 22.2 under the Commodity Exchange Act. At December 31, 2013, assets segregated and secured totaled $1,741,142 and exceeded requirements by $970,798. The firm established $5,008 in a sequestered account and there was no requirement at year end.